Mail Stop 4561

April 15, 2008

Eli Fruchter
Principal Executive Officer
LanOptics Ltd.
1 Hatamar Street
PO Box 527
Yokneam 20692, Israel

> **Re: LanOptics Ltd.**
> **Form 20-F**
> **Filed on March 28, 2008**
> **Form 6-K**
> **Filed on February 11, 2008**
> **File No: 000-20860**

Dear Mr. Fruchter:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Fiscal Year Ended December 31, 2007

Risk Factors, page 7

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, page 15

1.   Risk factors should not be generic in nature but should be particularized to the facts and circumstances of your company, business or industry. Consistent with

your disclosure elsewhere in the annual report, you should discuss here the risk(s) associated with the fact that you have elected not to comply with the Nasdaq requirements regarding the director nominations process, compensation of executive officers and the distribution of annual reports, but instead follow Israeli law.

Operating and Financial Review and Prospects

Critical Accounting Policies

Equity-based Compensation Expense, page 27

2.   We note your reference to the valuation of EZchip stock options by a third-party appraiser here and on page F-39 of the audited financial statements. Tell us what consideration was given to Securities Act Rule 436(b) of Regulation C. In this regard, your filing should name the independent party from whom you obtained this analysis and include the expert's consent in order to alleviate having to obtain new consents for existing registration statements that automatically incorporate by reference any subsequently filed Forms 20-F.

Results of Operations

3.   We note that much of the increase in revenues during both periods discussed is attributable to increased sales of your NP-2 product. As the number of units of each product-type sold appears to be the primary driver of increases in revenue and since your disclosures throughout the filing seem to indicate that management tracks these statistics, please tell us what consideration you gave to quantifying for your readers the number of units of each product-type sold during each period. The discussion regarding changes in results of operations should address significant contributing factors from management's viewpoint that led to such changes and indicate in quantified terms the extent to which changes in the various line items were affected by each factor. Significant factors driving the increase in revenue as well as underlying business conditions experienced during this period, such as the migration from AISCs to NPUs, should be discussed. See Item 5.A. of Form 20-F. Note that material changes in other line items, such as the increase in the cost of revenues of 119% should similarly be explained.

Trend Information, page 36

4.   We note the significant increase in North American sales in fiscal year 2007. To the extent this shift constitutes a trend with regard to product sales, products mix or other factors, it should be discussed in this section. Tell us what consideration was given to disclosing revenue by product type in years other than 2007 in order to illustrate revenue trends over time.

Consolidated Balance Sheets, page F-5

5.   We note the caption "Employee Stock Options in EZchip" and a reference to Note 15. Clarify whether this amount represents ordinary shares of EZchip issued upon the exercise of stock options. That is, provide us with a summary of your accounting for the vesting and exercise of EZchip's stock options. Further, explain why you have classified this account between your liabilities and equity sections. Indicate whether the offer extends to all Ordinary Shares of EZchip that are currently outstanding. Your response should address whether these options would be subjected to the accounting under paragraphs 31 and 32 of SFAS 123(R).

Consolidated Statements of Cash Flows, page F-9

6.   We note your schedule that shows the net cash paid for the acquisition of minority shares in EZchip and that you are presenting this net amount as an investing activity. Explain why you do not present these activities on a gross basis including presenting the proceeds received upon exercise of EZchip's stock options as a financing activity. See paragraphs 11 and 19(a) of SFAS 95.

Note 15 – EZchip Shares

EZchip stock option plans, page F-40

7.   We note that during August and September 2007 you acquired 4,374,458 ordinary shares of EZchip for total consideration of $17,887,000. Explain the reason for the difference between the $4.09 consideration paid per EZchip ordinary share and the value of $0.76 assigned to the EZchip ordinary shares in 2007.

Note 17 – Segments and Geographic Information, page F-45

8.   We note from your discussions elsewhere in the filing that revenues can be attributed to various product lines, for example, the NP-1, NP-1c and NP-2 processor chips, network-processor based systems, software tools and maintenance and support services. Tell us the amount of revenue attributable to each, in each of the years presented, and what consideration was given to disclosing these amounts pursuant to paragraph 37 of SFAS 131.

9.   We note that in identifying significant revenues attributable to individual countries that you have identified only Israel. Tell us whether you have significant sales to the United States or any other country, and if so, how you considered the disclosure requirements of paragraph 38 of SFAS 131.

Exhibits

10.   It appears that you may be substantially dependent upon certain contracts and that any such agreement is required to be filed pursuant to Instruction 4(b)(ii) to the Exhibits to Form 20-F. For instance, your risk factor disclosure and Note 1(c) to the financial statements indicate that all of your network processor chips are manufactured by two third-party subcontractors and that products supplied by them account for approximately 71% of the company's cost of revenues for fiscal year 2007. Provide us a detailed analysis supporting any view that you are not substantially dependent upon either of these supply agreements. In this regard, provide us with information regarding the extent to which other suppliers are available and the potential effect the loss of either such supplier would be likely to have upon your operations.   If you are unable to conclude that you are not materially dependant upon a supply agreement, please file any such contract as an exhibit.

11.   You also indicate that Juniper Networks accounted for approximately 42% of your revenues in fiscal year 2007 and that you expect Juniper Networks to account for more than 50% of our revenues in 2008. Tell us whether you have a customer contract with Juniper Networks and, if so, why it has not been filed as an exhibit to the Form 20-F as a material contract on which you are substantially dependent.

Form 6-K Filed on February 11, 2008

12.   We believe the non-GAAP operating statement columnar format appearing in the tables labeled as Reconciliations of GAAP to Non-GAAP Measures in your Form 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Regulation G defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove these presentations, or explain to us in reasonable detail why their retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with the requirements of Regulation G and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.

Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457, or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief

cc: Via facsimile: (212) 732-3232
        Steven J. Glusband
        Carter Ledyard & Millburn LLP